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[NORTH AMERICAN SCIENTIFIC LOGO]	FOR IMMEDIATE RELEASE
At the Company Contact: Erik Johnson, CFO Phone: (818) 734-8600	At CCG Investor Relations Contact: Sean Collins, Partner Phone: (818) 789-0100

NORTH AMERICAN SCIENTIFIC REPORTS FIRST-QUARTER
FINANCIAL RESULTS

        Chatsworth, CA—February 26, 2004—North American Scientific, Inc. (NASDAQ: NASI) today announced financial results for its first quarter ended January 31, 2004.

        For the first quarter ended January 31, 2004, the Company reported net sales of $3.4 million, a 35% decrease over the $5.1 million reported for the first quarter of 2003. The year-over-year decrease in sales is principally attributable to the transition during the prior-year quarter from a third-party distribution relationship to direct sales of its brachytherapy seed products. Net loss for the first quarter was $3.9 million, or $0.38 per share, compared with a net loss of $1.0 million, or $0.10 per share, for the prior-year quarter.

        At January 31, 2004, the Company's cash and marketable securities totaled $45.0 million.

        In October of 2003 the Company announced the planned acquisition of NOMOS Corporation with an anticipated closing date in the first calendar quarter of 2004. While both parties have worked diligently to meet this timeline, additional data, including updated NOMOS audited financial data is required by the Securities and Exchange Commission which is anticipated to delay the closing until the second calendar quarter.

        L. Michael Cutrer, President and Chief Executive Officer of North American Scientific, stated, "While we are disappointed with the delay in the closing of the NOMOS transaction, both parties remain committed to the transaction and integration efforts continue in order to maximize our combined synergies on day one."

        On January 1, 2004, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 became effective, with important changes to reimbursement of brachytherapy seeds. Throughout 2003 brachytherapy seeds were reimbursed within a capped procedure code. The Act eliminates the procedural charge basis and now provides for separate payment for brachytherapy seeds.

        Regarding the Company's brachytherapy sales, Mr. Cutrer stated, "We believe the reimbursement change will provide a proper incentive for doctors to elect brachytherapy for the treatment of prostate cancer. Our sales team is well positioned with a solid line of products and we look forward to further strengthening our sales efforts with the close of the NOMOS transaction."

        Mr. Cutrer, commenting on the Company's Hynic-Annexin V development program, said, "Enrollment in the Phase II trials for evaluation of patient response to chemotherapy continues in Europe and the U.S. We anticipate completing enrollment in the European Phase II trial this summer." Cutrer concluded, "We will continue to generate data and evaluate other strategic opportunities related to the product's development."

        Earlier this month the Company announced the resignation of its Senior Vice President and Chief Financial Officer, Alan Edrick. In connection with his separation, the Company accrued in the quarter, separation payments of $600,000 and a one-time non-cash charge of $351,000 for accelerated vesting of stock options. The Company's Controller and Chief Accounting Officer, Erik Johnson, is currently serving as interim Chief Financial Officer, while the Company conducts a search for a permanent CFO.

        A live webcast to discuss North American Scientific's fourth quarter and fiscal year end financial results will be available over the Internet through the Company's Web site at www.nasi.net in the Investor Center beginning at 10:00 a.m. PST on Thursday, February 26, 2004. For those who cannot listen to the live webcast, a replay of the call will be available at the same site shortly after the call.

        Event archives are normally available one to two hours after the event ends. For the live event, listeners should go to the Web site at least fifteen minutes before the event starts to download and install any necessary audio software.

Notice to Investors

        In connection with the proposed acquisition of NOMOS Corporation, North American Scientific has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement includes a joint proxy statement of NOMOS and North American Scientific for meetings of their respective stockholders to consider and vote upon the proposed transaction. The registration statement will also serve as a prospectus of North American Scientific to be distributed to stockholders of NOMOS in the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION THEREWITH, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NORTH AMERICAN SCIENTIFIC AND NOMOS AND THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents filed by North American Scientific at the SEC's Web site at www.sec.gov.

About North American Scientific

        North American Scientific designs, develops and produces innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, principally for the treatment and diagnosis of disease. Its lead radiopharmaceutical product candidate is Hynic-Annexin V which is based upon the Apomate™ technology platform and is a kit for the preparation of Technetium Tc-99m labeled Annexin V. It is administered intravenously and is intended for the in vivo imaging of apoptosis and necrosis, two common forms of cell death. For more information, please visit the Company's Web site at www.nasi.net.

        Statements included in this release that are not historical facts may be considered forward-looking statements that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company including, but not limited to, uncertainties relating to drug discovery and clinical development processes, the impact of competitive products and technological changes, changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements, uncertainties relating to patent protection and regulatory approval, the stable supply of appropriate isotopes, the impact of competitive products and pricing, research and development estimates, market opportunities, risks associated with strategic opportunities or acquisitions the Company may pursue and the risk factors included in the Company's filings with the Securities and Exchange Commission. Any forward-looking statements contained in this news release speak only as of the date of this release, and the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future results or otherwise.

(—financial tables follow—)

NORTH AMERICAN SCIENTIFIC, INC.
Consolidated Statements of Operations

	Three Months Ended January 31,
	2004	2003
	(Unaudited)
Net sales	$3,363,000	$5,141,000
Cost of goods sold	1,905,000	1,843,000

Gross profit	1,458,000	3,298,000
Selling expenses	785,000	606,000
General and administrative expenses	3,370,000	1,809,000
Research and development	1,444,000	1,957,000

Loss from operations	(4,141,000)	(1,074,000)
Interest and other income, net	211,000	358,000

Income (loss) before provision (benefit) for income taxes	(3,930,000)	(716,000)
Provision for income taxes	—	—

Income (loss) before cumulative effect of change in accounting principle	(3,930,000)	(716,000)

Cumulative effect of change in accounting principle	—	(311,000)
Net income (loss)	$(3,930,000)	$(1,027,000)

Earnings (loss) per share:
Basic
Income (loss) before cumulative effect of change in accounting principle	$(0.38)	$(0.07)
Cumulative effect of change in accounting principle	—	(0.03)

Net income (loss)	$(0.38)	$(0.10)

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(0.38)	$(0.07)
Cumulative effect of change in accounting principle	—	(0.03)

Net income (loss)	$(0.38)	$(0.10)

Weighted average number of shares outstanding:
Basic	10,283,237	10,256,171

Diluted	10,283,237	10,256,171

NORTH AMERICAN SCIENTIFIC, INC.
Condensed Consolidated Balance Sheets

	January 31, 2004	October 31, 2003
	(unaudited)
Assets
Current assets
Cash and marketable securities	$29,495,000	$34,348,000
Trade accounts receivable, net	2,073,000	2,167,000
Inventories	774,000	692,000
Other current assets	1,178,000	1,549,000

Total current assets	33,520,000	38,756,000
Non-current marketable securities	15,490,000	14,767,000
Equipment and leasehold improvements, net	3,020,000	2,996,000
Goodwill	3,866,000	3,866,000
Other assets	2,613,000	2,147,000

Total assets	$58,509,000	$62,532,000

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$5,886,000	$6,786,000
Stockholders' equity	52,623,000	55,746,000

Total liabilities and stockholders' equity	$58,509,000	$62,532,000

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NORTH AMERICAN SCIENTIFIC REPORTS FIRST-QUARTER FINANCIAL RESULTS